SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

(Amendment 2)

Compton Petroleum Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

204940100
(CUSIP Number)

December 31, 2010
(Date of event which requires filing of this statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]   Rule 13d-1(b)
     [X]   Rule 13d-1(c)
     [ ]   Rule 13d-1(d)

---
     *The remainder of this cover page shall be filled out for a reporting
person's initial filing on this form with respect to the subject class of
securities, and for any subsequent amendment containing information which
would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be
deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act
of 1934 ("Act") or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the
Notes)

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Centennial Energy Partners, L.L.C. 13-3961810		
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **	(a)	[ ]
		(b)	[X]
(3)	SEC USE ONLY		
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware		

NUMBER OF	(5)	SOLE VOTING POWER	-0-
SHARES			
BENEFICIALLY	(6)	SHARED VOTING POWER	14,434,660
OWNED BY			
EACH	(7)	SOLE DISPOSITIVE POWER	-0-
REPORTING			
PERSON WITH	(8)	SHARED DISPOSITIVE POWER	14,434,660

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,434,660	
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **	[ ]
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.21%	
(12)	TYPE OF REPORTING PERSON ** OO	

** SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Peter K. Seldin		
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **	(a)	[ ]
		(b)	[X]
(3)	SEC USE ONLY		
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States		

NUMBER OF	(5)	SOLE VOTING POWER 0
SHARES		
BENEFICIALLY	(6)	SHARED VOTING POWER 14,434,660
OWNED BY		
EACH	(7)	SOLE DISPOSITIVE POWER 0
REPORTING		
PERSON WITH	(8)	SHARED DISPOSITIVE POWER 14,434,660

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,434,660	
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **	[ ]
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.21%	
(12)	TYPE OF REPORTING PERSON ** IN	

** SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).   Name of Issuer:

The name of the issuer is Compton Petroleum Corporation.

Item 1(b).   Address of Issuer's Principal Executive Offices:

The Company's principal executive offices are located at Suite 500, Bankers Court, 850 – 2nd Street SW, Calgary, Alberta, Canada T2POR8.

Item 2(a).   Name of Person Filing:

This statement is filed by:
(i) Centennial Energy Partners, L.L.C., (Energy) a limited liability company organized under the laws of the State of Delaware, with respect to the shares of Common Stock and warrants to purchase shares of Common Stock which have been deemed exercised for purposes of this report which are directly owned by certain private investment vehicles (collectively the ?Partnerships?) to which Centennial Energy Partners,L.L.C. serves as general partner; (ii) Peter K. Seldin, with respect to the shares of Common Stock and warrants to purchase shares of Common Stock which have been deemed exercised for purposes of this report which are indirectly owned by the entity named in (i).

Energy and Mr. Seldin do not own any shares of Common Stock or warrants to purchase shares of Common Stock directly. The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

Item 2(b).   Address of Principal Business Office or, if None, Residence:

The address of the business office of each of the Reporting Persons is 575 Lexington Avenue, 33rd Floor, New York, New York 10022.

Item 2(c).   Citizenship:

Energy is a limited liability company organized under the laws of the State of Delaware.
Peter K. Seldin is a United States citizen.

Item 2(d).   Title of Class of Securities:

Common Shares (the "Common Stock")

Item 2(e). CUSIP Number: 204940100

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

  (a) [ ] Broker or dealer registered under Section 15 of the Act,

  (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

  (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

  (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

  (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

  (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

  (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(ii)(G),

  (h) [ ] Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act,

  (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

  (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

Item 4. Ownership.

A. Centennial Energy Partners, L.L.C.
  (a) Amount beneficially owned: 14,434,660
  (b) Percent of class: 5.21% The percentages used herein and in the rest of Item 4 are based upon 263,579,000 outstanding shares of Common Stock as reported in the Company?s Consolidated Financial Statements for the Period ended September 30, 2010 as included in Form 6-K filed on November 5, 2010, and adjusted by 13,449,000 for the deemed exercise of warrants to purchase common shares by only the Reporting Persons.
  (c)(i) Sole power to vote or direct the vote: -0-
  (ii) Shared power to vote or direct the vote: 14,434,660
  (iii) Sole power to dispose or direct the disposition: -0-
  (iv) Shared power to dispose or direct the disposition: 14,434,660

B. Peter K. Seldin
             (a) Amount beneficially owned: 14,434,660
             (b) Percent of class: 5.21%
         (c)(i) Sole power to vote or direct the vote: -0-
          (ii) Shared power to vote or direct the vote: 14,434,660
        (iii) Sole power to dispose or direct the disposition: -0-
        (iv) Shared power to dispose or direct the disposition: 14,434,660

Item 5.   Ownership of Five Percent or Less of a Class.

Centennial Energy Partners, L.P. (Centennial) was included in previous filings as a Reporting Person. Centennial currently owns less than 5 percent of issuers Common Stock.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Energy, the general partner of the Partnerships has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by each of the partnerships. Peter K. Seldin is the Managing Member of Energy, and accordingly, has the power to vote and dispose of the Common Stock beneficially held by Energy.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.   Identification and Classification of Members of the Group.

Not applicable.

Item 9.   Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 8, 2011

Centennial Energy Partners, L.L.C.

By: /s/ Peter K. Seldin
      Managing Member

By: /s/ Peter K. Seldin
      Peter K. Seldin

AGREEMENT

The undersigned agree that this schedule 13G dated February 8, 2011 relating to the Common Stock of Compton Peroleum Corporation shall be filed on behalf of the undersigned.

Centennial Energy Partners, L.L.C.

By: /s/ Peter K. Seldin
         Managing Member

By: /s/ Peter K. Seldin
        Peter K. Seldin